Exhibit 99

July 22, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Notice of Postal Ballot

In compliance with the applicable circulars, a copy of the Postal Ballot Notice dated July 19, 2025 (“Notice”) is being sent to all Members whose names appear in the Register of Members / Register of Beneficial Owners maintained by the Depositories viz. National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited and whose e-mail addresses are registered with Depositories and / or Datamatics Business Solutions Limited, Registrar & Transfer Agents of the Bank (“RTA”) as on Saturday, July 19, 2025 (cut-off date). The Notice is also being uploaded on the Bank’s website at https://www.hdfcbank.com/personal/about-us/postal-ballot.

The Bank has engaged NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically. The period for remote e-voting on the resolutions set out in the Notice shall commence on Wednesday, July 23, 2025 at 10:00 A.M. (IST) and end on Thursday, August 21, 2025 at 5:00 P.M. (IST). The Notice is also being uploaded on the website of NSDL at https://www.evoting.nsdl.com.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight